CLECO CORPORATION EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED	FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006	FOR THE TWELVE MONTHS ENDED
Earnings from continuing operations	$ 27,980	$ 63,535	$ 65,783
Less: undistributed equity income (loss) from investees	(1,453)	7,650	(109,103)
Plus: income taxes	19,350	38,923	46,762
Earnings from continuing operations before income taxes	$ 48,783	$ 94,808	$ 221,648
Fixed charges:			
Interest, long-term debt	$ 9,934	$ 30,272	$ 38,706
Interest, other (including interest on short-term debt)	679	2,017	1,879
Amortization of debt expense, premium, net	481	1,384	1,941
Portion of rentals representative of an interest factor	85	252	341
Total fixed charges	$ 11,179	$ 33,925	$ 42,867
Earnings from continuing operations before income taxes	$ 48,783	$ 94,808	$ 221,648
Plus: total fixed charges from above	11,179	33,925	42,867
Plus: amortization of capitalized interest	102	305	407
Earnings from continuing operations before income taxes and fixed charges	$ 60,064	$ 129,038	$ 264,922
Ratio of earnings to fixed charges	5.37x	3.80x	6.18 x
Total fixed charges from above	11,179	33,925	42,867
Preferred stock dividends	432	1,342	1,817
Total fixed charges and preferred stock dividends	11,611	35,267	44,684
Ratio of earnings to combined fixed charges and preferred stock dividends	5.17x	3.66x	5.93 x